Sam, interested in our most-exited artist? Inbox ×

Anthony DeSimone, Masterworks <adesimone@masterworks.com>
to me

Sam,

We noticed you don't currently have any holdings in Cecily Brown. At Masterworks, she's one of our investor's favorite artists. (She's also the artist with the most exits to date!)

Our latest offering presents an interesting 'value buy' opportunity. Before the acquisition, our appraisals team valued the painting at $1.75 million. Leveraging our network, we were able to coordinate the private acquisition of the work at an attractive price and are offering it for $1.49M*.

We're confident in Brown's market—especially since we exited five works* by her over the years, distributing millions back (including principal) to investors across those offerings. Check it out:


Masterworks 022
Annualized Net Return
27.3% 604 Days Held


Masterworks 028
Annualized Net Return
35.0% 686 Days Held


Masterworks 151
Annualized Net Return
77.3% 259 Days Held


Masterworks 119
Annualized Net Return
14.6% 496 Days Held


Masterworks 373
Total Net Return
19.0% 29 Days Held

Past performance is not indicative of future returns.

A few reasons we think you'll like her:

- Her Sharpe Ratio is 1.26 while the S&P was 0.41 ('00-'24).
- 2023 was a record sales year for her with $38M in auction turnover!
- She just wrapped a 2023 major mid-career survey at the Met and her work was held in almost every major museum's permanent collection in NYC.
- Among the five exits, a notable one was in July 2023. It brought investors a net annualized return of 77.3% (15% total net return) after 259 days.

Learn more about our new Brown offering here. View offering circular below.

Thanks,

Anthony DeSimone
—

Investor Relations
MASTERWORKS

www.masterworks.com
225 Liberty St. 29th Floor, New York, NY 10281